IDEX II

                       STATEMENT OF ASSETS AND LIABILITIES

                                  MARCH 4, 1986


ASSETS

Cash held by the Custodian                                  $100,000

         Total Assets                                         100,000

LIABILITIES                                                        --

NET ASSETS

         Net assets applicable to 10,000 shares
          issued and outstanding (no par value,
          unlimited shares authorized)                      $100,000

         Net asset value and redemption price
          per share (net assets : shares outstanding)       $    10.00

         Add:  Selling commission (8 1/2% of offering
          price)                                                   .93

         Maximum offering price per share (net
          asset value plus 9.29%)                           $    10.93   *
                                                            ===========


     * On purchases of $10,000 or more the offering price is reduced as set forth in the prospectus.








          See accompanying note to statement of assets and liabilities


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IDEX II

Note to Statement of Assets and Liabilities

March 4, 1986

1.   ORGANIZATION

IDEX II (the Fund), a business trust organized under the laws of the State of Massachusetts, was formed under a Declaration of Trust dated January 7, 1986, and has been inactive since that date except for matters relating to its organization and registration as an investment company under the Investment Company Act of 1940 and the Securities Act of 1933.

On March 4, 1986, Pioneer Western Corporation, the parent company of the Fund's underwriter, purchased 10,000 of the Fund's shares at their net asset value of $10.00 per share.

Organizational and initial offering expenses have been paid by the manager, IDEX Management, Inc. Refer to "Management and Advisory Services" and "Administrative Services" for additional information concerning the manager, the underwriter and their affiliates.